SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                          ________________

                             240.13d-102
                                 SCHEDULE 13G

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
(S)240.13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO (S)240.13D-2

                             (Amendment No.    )*
                                           -----

                    Krause's Furniture, Inc.
                  -------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                  -------------------------------------------
                        (Title of Class of Securities)

                              500760202
                              ------------------
                                (CUSIP Number)

                         December 31, 1998
          --------------------------------------------------------
---
               Date of Event Which Requires Filing of this
Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x] Rule 13d-1(b)

          [_] Rule 13d-1(c)

          [_] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

------------------------
  CUSIP NO.  500760202                  13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Delaware
------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6   1,208,700


     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8   1,208,700

------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9   1,208,700

------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                          [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
         5.49%

------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12    HC
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------
  CUSIP NO.  500760202                  13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 Robertson Stephens Investment Management Company
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
     California
 -----------------------------------------------------------------
--------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6   1,208,700

     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8   1,208,700

------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9   1,208,700
------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                     [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11       5.49%
------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12   HC
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------
  CUSIP NO.  500760202                       13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 Robertson Stephens & Company Investment Management L.P.
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4   California

 -----------------------------------------------------------------
--------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6   1,208,700

     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8   1,208,700

------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    1,208,700
------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11       5.49%
------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12   IA
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1  (a)  Name of Issuer:       Krause's Furniture, Inc.

        (b)  Address of Issuer's
             Principal Executive   200 N. Berry St.
           Offices:               Brea, CA 92821-3903


Item 2  (a)  Names of Person Filing:    See Annex I
                                   BAC
                                   Robertson Parent
                                   Investment Advisor

        (b)  Address of Principal
           Business Offices:  See Annex I

        (c)  Citizenship:          See Annex I


        (d)  Title of Class of            Common Stock
             Securities:


        (e)  CUSIP Number:         500760202

* On September 30, 1998, BankAmerica Corporation, a Delaware corporation merged with and into NationsBank Corporation, which was the surviving corporation in the Merger and then changed its name to "BankAmerica Corporation" ("BankAmerica"). As a result of the mergers, BankAmerica succeeded to the assets and liabilities of both NationsBank and Old BankAmerica. Additional information regarding these mergers is set forth in NationsBank's Current Report on Form 8-K filed April 17, 1998, as amended.

          BankAmerica is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, with its principal executive offices located in Charlotte, North Carolina.

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
           or (c), check whether the person filing is a:

             (a) [_]   Broker or Dealer registered under Section
15 of the Act
                    (15 U.S.C. 78o)

             (b) [X]   Bank as defined in Section 3(a)(6) of the
Act (15 U.S.C.
                    78c)

             (c) [_]   Insurance Company as defined in Section
3(a)(19) of the
                       Act (15 U.S.C. 78c)

             (d) [_]   Investment Company registered under Section
8 of the
                       Investment Company Act (15 U.S.C. 80a-8)

           (e) [x]   An investment adviser in accordance with
(S)240.13d-
                    1(b)(1)(ii)(E)

             (f) [_]   An employee benefit plan or endowment fund
in accordance
                    with (S)240.13d-1(b)(1)(ii)(F)

             (g) [x]   A parent holding company or control person
in accordance
                    with (S)240.13d-1(b)(ii)(G)

           (h) [_]   A savings association as defined in Section
3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813)

           (i) [_]   A church plan that is excluded from the
definition of an
                    investment company under section 3(c)(14) of
the
                    Investment Company Act of 1940 (15 U.S.C. 80a-
3)

           (j) [_]   Group, in accordance with (S)240.13d-
1(b)(1)(ii)(J)


If this statement is filed pursuant to (S)240.13d-1(c), check this box. [_]

Item 4       *Ownership

             With respect to the beneficial ownership of the
reporting entity as      of 12-31-98, see Items 5 through 11,
inclusive, of the respective cover      pages of this Schedule 13G
applicable to such entity which are     incorporated herein by
reference.

*    By virtue of the corporate relationships between Reporting
Persons as
     described in Item 7, BAC (the parent company) may be deemed to possess
     indirect beneficial ownership of shares beneficially owned directly by its
     subsidiaries. Similarly, higher tier BAC subsidiaries may be
deemed to      possess indirect beneficial ownership of shares
beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared
between entities due to their      corporate relationships.

Item 5       Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]

Item 6       Ownership of More than Five Percent on Behalf of
Another Person.

             Not Applicable.


Item 7       Identification and Classification of the Subsidiaries
Which
             Acquired the Security Being Reported on by the Parent
Holding
             Company.

          See Annex I



___________                          Page 6

Item 8       Identification and Classification of Members of the
Group.

             Not Applicable.


Item 9       Notice of Dissolution of Group.

             Not Applicable.

Item 10     Certification.

[x]       By signing below I certify that, to the best of my
knowledge and
          belief, the securities referred to above were acquired
and are held
          in the ordinary course of business and were not acquired
and are             not held for the purpose of or with the effect
of changing or
          influencing the control of the issuer of the securities
and were            not acquired and are not held in connection
with or as a                  participant in any transaction
having that purpose or effect.               (13d-1(b)).

[_]       By signing below I certify that, to the best of my
knowledge and            belief, the securities referred to above
were not acquired and are          not held for the purpose of or
with the effect of changing or               influencing the
control of the issuer of the securities and were            not
acquired and are not held in connection with or as a
          participant in any transaction having that purpose or
effect.             (13d-1(c)).

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 8, 1999

BANKAMERICA CORPORATION*

     ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*

     ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.*




*By: /s/ Satish Pattegar

Senior Vice President
Corporate Compliance
BankAmerica Corporation

                                   EXHIBIT A
                                   ---------

                             JOINT FILING AGREEMENT
                             ----------------------


     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Date: February 8, 1999

BANKAMERICA CORPORATION*

     ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*

     ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.*




*By: /s/ Satish Pattegar

Senior Vice President
Corporate Compliance
BankAmerica Corporation












                                     Page 8











                                    Annex I

     This Annex identifies certain entities which may be filing parties of the attached Schedule or which may be referred to in the filing.

                    Registered Investment Companies

     Each of the following entities is a series of Robertson Stephens Investment Trust, a Massachusetts business trust. The investment adviser for each of such entities is Robertson, Stephens & Company Investment Management, L.P. Each is an investment company registered under the Investment Company Act of 1940, with principal office and principal place of business at 555 California Street, Suite 2600, San Francisco, CA 94104:


     The Contrarian Fund ("Contrarian")
     The Robertson Stephens Developing Countries Fund ("Developing
Countries")
     The Robertson Stephens Diversified Growth Fund ("Diversified
Growth")
     The Robertson Stephens Emerging Growth Fund ("Emerging
Growth")
     The Robertson Stephens Growth & Income Fund ("Growth &
Income")
     The Information Age Fund(TM) ("Information Age")
     The Robertson Stephens Global Natural Resources Fund
("Natural                "Resources")
     The Robertson Stephens Global Value Fund ("Global Value")
     The Robertson Stephens MicroCap Growth Fund ("Micro-Cap
Growth")
     The Robertson Stephens Partners Fund ("Partners")
     The Robertson Stephens Value + Growth Fund ("Value + Growth")


                         Other Entities

     The principal office and principal place of business of the following entities is 555 California Street, Suite 2600, San
Francisco, CA  94104:


I.     (a)    BankAmerica Corporation ("BAC") is a Delaware
corporation.               It wholly owns Robertson Parent.

       (b)    registered bank holding company


II.   (a)   Bank of America National Trust and Savings Association
("BANTSA")            is a national banking association organized
under the laws of the           United States.

      (b)   national bank


III.   (a)    Bayview Holdings, Inc. ("Bayview Holdings") is a
Delaware              corporation. Bayview Holdings a wholly owned
subsidiary of              Robertson Parent.  It is managing
member of Private Equity Group.

       (b)    holding company

IV.    (a)       Bayview Investors, Ltd. ("Bayview") is a
California limited              partnership.

       (b)    investments in securities


V.     (a)    The Robertson Stephens Orphan Fund, L.P. ("Orphan")
is a                       California limited partnership.
Investment Adviser is the general         partner.

       (b)    investments in securities


VI.    (a)       The Robertson Stephens Orphan Offshore Fund, L.P.
("Orphan              Offshore") is a Cayman Islands limited
partnership.
              Investment Adviser is the investment adviser.

       (b)    investment in securities


VII.   (a)       Robertson Stephens Investment Management Co.
("Robertson Parent")            is a Delaware corporation. It is
wholly owned by BAC. It owns              Bayview Holdings.

       (b)    holding company


VIII.  (a)       Robertson, Stephens & Company Investment
Management, L.P.                ("Investment Adviser") is a
California limited partnership. It is
              investment adviser to the Registered Investment
Companies and              Orphan Offshore and General partner of
Orphan and Emerging Growth           Partners.

       (b)    registered investment advisor


IX.    (a)       Robertson, Stephens & Company Private Equity
Group, L.L.C.              ("Private Equity Group") is a Delaware
limited liability company.           It is general partner of
Bayview and Bayview VI. It is limited
            partner of Venture IV. Bayview Holdings is managing member of
            Private Equity Group.

       (b)    holding company

X.   (a)    Bayview Investors VI, L.P. ("Bayview VI") is a
California limited         partnership.  It is general partner of
Emerging Growth Partners,            L.P. ("Emerging Growth
Partners").  Private Equity Group is its            general
partner.

      (b)     investments in securities


XI.   (a)   Robertson Stephens Emerging Growth Partners, L.P. is a
California            limited partnership.  Bayview VI and
Investment Adviser are its           general partners.

      (b)     investments in securities


XII.  (a)     RS & Co. IV, L.P. ("IV LP") is a Delaware limited
partnership.
              Venture IV is its general partner.  Investment
Advisor is its                  investment advisor.

     (b)    investments in securities


XIII.     (a)   RS & Co. Venture Partners IV ("Venture IV"), is a
Delaware
           limited partnership.  Its general partners are M.
Kathleen Behrens
           and David L. Goldsmith. Its investment adviser is Investment
           Adviser.  It is general partner to IV LP.

     (b)    holding company


XIV. (a)   The Robertson Stephens Black Bear Fund I, L.P. ("Black
Bear"), is a         California limited partnership. Its general
partner and investment         adviser is Investment Adviser.

     (b)   investments in securities


XV.  (a)   Black Bear Fund II, L.L.C. ("Black Bear II"), is a
California                limited partnership.  Investment Adviser
is its investment adviser.

     (b)   investments in securities


XVI. (a)   Black Bear Offshore Fund Limited ("Black Bear
Offshore"), is a               Cayman Islands limited partnership.
Investment Adviser is its                investment adviser.

     (b) investments in securities

                              Page 3